UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                              KESTREL ENERGY, INC.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                   492545 10 8
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                                 (CUSIP Number)

      S. Lee Terry, Jr., Davis Graham & Stubbs LLP, 1550 17th Street, #500
                         Denver, CO 80202 (303) 892-7400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 25, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
 NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                    NUMBER.

SEC 1746 (11-03)

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Golden Prospect Plc
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a)   |_|
                                                                     (b)   |_|
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   3     SEC USE ONLY

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   4    SOURCE OF FUNDS (See Instructions)

            OT
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   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               |_|
        PURSUANT TO ITEMS 2(d) or 2(e)

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            London, England
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                           7     SOLE VOTING POWER

     NUMBER OF                   822,056
       SHARES              -----------------------------------------------------
    BENEFICIALLY
      OWNED BY             8     SHARED VOTING POWER
        EACH
     REPORTING                   0
       PERSON              -----------------------------------------------------
        WITH
                           9     SOLE DISPOSITIVE POWER

                                 822,056
                           -----------------------------------------------------

                           10    SHARED DISPOSITIVE POWER

                                 0
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            822,056
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  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
         (See Instructions)

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.1%
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  14      TYPE OF REPORTING PERSON (See Instructions)

            CO
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                                       2

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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Item 1.     Security and Issuer.

            No Par Value Common Stock (the "Shares") of Kestrel Energy, Inc., 1720 Cole Boulevard, Suite 210, Lakewood, Colorado 80401.

Item 2.     Identity and Background.

      (a)   Name. Golden Prospect Plc

      (b) Business address. 1st Floor, 143-149 Great Portland Street, London, England W1N 5FB

      (c) A publicly traded mining investment company registered in London, England

      (d)   None

      (e)   None

DIRECTORS AND OFFICERS OF REPORTING PERSON:

      (a)   Name. Malcolm Alec Burne, Company Director

      (b) Business address. Leigh Cottage, 3 Claremont Drive, Claremont Park, Esher, Surrey, United Kingdom KT10 9LU

      (c)   Managing Director at same business address as Reporting Person

      (d)   None

      (e)   None

      (f)   British
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      (a)   Name. Richard A. Lockwood, Company Director

      (b)   Business address. 1 Southampton Street, London, United Kingdom WC2R
            OLR

      (c) Investment Fund Manager for Midas Capital Partners Limited, an investment company, same business address as above,

      (d)   None

      (e)   None

      (f)   British
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                                       3

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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      (a)   Name. Nathan Anthony Steinberg, Company Director

      (b)   Business address. 9 Bancroft Avenue, London, United Kingdom N2 0AM

      (c) Partner of Munslow & Messias, Chartered Accountants, same business address as above

      (d)   None

      (e)   None

      (f)   British
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      (a)   Name. Denis Ivan Rakich, Alternate Director

      (b) Business address. 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

      (c)   Director of Elstree Nominees Pty Ltd, same business address as above

      (d)   None

      (e)   None

      (f)   Australian
--------------------------------------------------------------------------------

Item 3.     Source and Amount of Funds or Other Consideration.

            On January 25, 2005, the Reporting Person exchanged 126,944 Shares for 634,720 shares of Samson Oil & Gas N.L., an investment corporation registered in Australia ("Samson"), in an offering made by Samson to non-U.S. holders of Shares. The price was $1.155 per Share based on the value of the Samson shares exchanged for the Shares. After the exchange, the Reporting Person holds a 20.8% ownership interest in Samson.

Item 4.     Purpose of Transaction.

            None.

Item 5.     Interest in Securities of the Issuer.

      (a)   822,056 Shares of Common Stock (8.1%) beneficially owned.

      (b) Number of Shares as which there is Sole Power to Vote - 822,056 Shared Power to Direct the Vote - 0
            Sole Power to Direct the Disposition - 822,056
            Shared Power to Direct to the Disposition - 0

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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      (c)   See Item 3

      (d)   None

      (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None

Item 7.     Material to Be Filed as Exhibits.

            None

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 7, 2005
                                   ---------------------------------------------
                                   Date


                                   GOLDEN PROSPECT PLC.

                                   /s/Denis I. Rakich
                                   ---------------------------------------------
                                   Signature


                                   Denis I. Rakich, Alternate Director
                                   ---------------------------------------------
                                   Name/Title